Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279902

Prospectus Supplement No. 10

(To Prospectus dated October 7, 2024)

ALLURION TECHNOLOGIES, INC.

Up to 65,211,325 Shares of Common Stock

This prospectus supplement no. 10 (this “Prospectus Supplement”) amends and supplements the prospectus dated October 7, 2024 (as supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-279902). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2025 (the “8-K”). Accordingly, we have attached the 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ALUR” and our public warrants are listed on the NYSE under the symbol “ALUR.WS”. On February 12, 2025, the last quoted sale price for shares of our common stock as reported on the NYSE was $5.11 per share, and the last quoted sale price for our public warrants as reported on the NYSE was $0.0425 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 23 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 13, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2025

ALLURION TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41767	92-2182207
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 Huron Drive

Natick, MA, 01760

(Address of Principal Executive Offices, including Zip Code)

(508) 647-4000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ALUR	The New York Stock Exchange
Warrants to purchase 0.056818 shares of Common Stock for $202.50 per share	ALUR WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

On February 13, 2025, Allurion Technologies, Inc. (the “Company”) issued a press release announcing that it is relaunching the Allurion Balloon in France after the Agence Nationale de Sécurité du Médicament (“ANSM”), the French regulatory authority, cleared the Company to resume sales, effective immediately. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

99.1	Press Release dated February 13, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLURION TECHNOLOGIES, INC.

Date: February 13, 2025	By:	/s/ Brendan Gibbons
	Name:	Brendan Gibbons
	Title:	Chief Legal Officer

Exhibit 99.1

Allurion Relaunches in France

ANSM, the French regulatory authority, clears Allurion to resume sales of the Allurion Balloon

Company considering sites in France for clinical trial on combination therapy of Allurion Balloon and GLP-1s to prevent muscle loss

February 13, 2025 08:30 AM Eastern Standard Time

NATICK, Mass.—(BUSINESS WIRE)—Allurion Technologies, Inc. (“Allurion” or the “Company”) (NYSE: ALUR), a company dedicated to ending obesity, today announced that it is relaunching the Allurion Balloon in France after ANSM, the French regulatory authority, cleared Allurion to resume sales.

“We are thrilled the Allurion Balloon will once again serve French patients as a clinically proven treatment for obesity,” said Dr. Shantanu Gaur, Founder and CEO of Allurion. “Historically, France has been our top performing market representing approximately 15% of our revenue, and we are looking forward to ramping back up in the coming quarters.

“In parallel, as we expand our clinical research pipeline, we are also exploring with French clinics a trial to demonstrate how the Allurion Balloon may be combined with GLP-1s to solve one of the biggest problems in obesity: how to take GLP-1s without losing muscle mass. A successful trial could lead to the development of a gold-standard obesity treatment that counters one of the biggest side effects of GLP-1 therapies.”

According to a recent study, the prevalence of excess weight and obesity in France is approximately 47% and 17%, respectively.1 While current-generation GLP-1s have now launched in France, their use has primarily been indicated as a second-line treatment in patients with a body mass index (BMI) of greater than or equal to 35 with careful attention to side effect management.2 Previous studies in patients undergoing GLP-1 therapy have demonstrated reductions in lean mass of approximately 40% as a proportion of total weight lost.3

In contrast, in previous studies, patients treated with the Allurion Balloon in combination with the Allurion Virtual Care Suite have demonstrated strong patient outcomes in which patients lose weight while maintaining, and in some cases, increasing, muscle mass. In one study of 571 patients, patients treated with the Allurion Balloon gained 5.6% in lean body mass while losing 14% of their total body weight over four months.4 In another study of 167 patients, patients treated with the Allurion Balloon experienced a weight reduction of 15.7% with no change in muscle mass.

“We intend to initiate clinical trials designed to assess whether the Allurion Balloon combined with GLP-1s offers superior outcomes to GLP-1 therapies alone,” continued Gaur. “We intend for our first clinical trials to study muscle mass in a combination approach, but we expect to announce other clinical trials in the future that will study dose reduction of GLP-1s as a means to reduce side effects and increase adherence.”

About Allurion

Allurion is dedicated to ending obesity. The Allurion Program is a weight-loss platform that combines the Allurion Gastric Balloon, the world’s first and only swallowable, procedure-lessTM gastric balloon for weight loss, the Allurion Virtual Care Suite, including the Allurion Mobile App for consumers and Allurion Insights for healthcare providers featuring the Iris AI Platform, and the Allurion Connected Scale. The Allurion Virtual Care Suite is also available to providers separately from the Allurion Program to help customize, monitor, and manage weight-loss therapy for patients regardless of their treatment plan. The Allurion Gastric Balloon is an investigational device in the United States.

For more information about Allurion and the Allurion Virtual Care Suite, please visit www.allurion.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal and state securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “consider,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “target,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “if,” and similar expressions and include statements regarding Allurion’s plan to initiate a clinical trial to assess the combination of the Allurion Program and GLP-1s, the ability of the Allurion Program to help patients achieve more metabolically healthy weight loss, the ability to launch future clinical studies focused on dose reduction of GLP-1s as a means to reduce side effects and increase adherence, the ramping up of Allurion’s sales of the Allurion Balloon in France, and other statements about future events that reflect the current beliefs and assumptions of Allurion’s management based on information currently available to them and, as a result, are subject to risks and uncertainties. Forward-looking statements are predictions, projections and other statements about future events that reflect the current beliefs and assumptions of Allurion’s management based on information currently available to them and, as a result, are subject to risks and uncertainties. Many factors could cause actual future results or developments to differ materially from the forward-looking statements in this press release, including but not limited to (i) the ability of Allurion to obtain regulatory approval for and successfully commercialize the Allurion Program, (ii) the timing of and results from its clinical studies and trials, (iii) the evolution of the markets in which Allurion competes and the rise of GLP-1 drugs, (iv) the ability of Allurion to defend its intellectual property and satisfy regulatory requirements, (v) the impact of the Russia-Ukraine war and Israel-Hamas war on Allurion’s business, (vi) Allurion’s expectations regarding its market opportunities, (vii) the outcome of any legal proceedings against Alurion, (viii) the risk of economic downturns and a changing regulatory landscape in the highly competitive industry in which Allurion operates, and (ix) the ability of Allurion to obtain sufficient funding to initiate and/or complete any clinical studies that demonstrate positive results. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K filed on March 26, 2024 and Amendment No. 1 thereto filed on April 29, 2024, the Company’s Quarterly Report on Form 10-Q filed on November 13, 2024 and other documents filed by Allurion from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-

looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Allurion assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Allurion does not give any assurance that it will achieve its expectations.

[1]	Fontbonne et al. J. Clin. Med. 2023, 12(3), 925; https://doi.org/10.3390/jcm12030925
[2]	https://ansm.sante.fr/actualites/analogues-du-glp-1-et-obesite-nous-prenons-des-mesures-pour-securiser-leur-utilisation-en-france?
[3]	Wilding et al. NEJM. 2021, 384, 989-1002; 10.1056/NEJMoa2032183
[4]	Dejeu et al. Clin. Pract. 2024, 14(3), 765-778; https://doi.org/10.3390/clinpract14030061

Contacts

Media and Investors

Hannah Lindberg

hlindberg@allurion.com